Vail Banks, Inc.
Administrative Center
P.O. Box 1210, 20 Lindbergh Drive
Gypsum, Colorado 81637
(970) 328-9717
bburt@weststarbank.com

January 30, 2006

Mr. Paul Cline
Senior Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Cline:

The following information is provided in response to your letter dated January 17, 2006 in order of your four questions:

Your first question
•	Note 6: Goodwill and Other Intangible Assets, page F-20 -
•
“We note your response to comment 2. We note in your 2003 10-K that you have a total charge to amortization of intangible assets of $617k, of which $543k related to the impairment of core deposit intangible. Please clarify to us the dollar amount charged to the amortization of intangible assets for the year ended December 31, 2003, which was the correction of the 1997 error.”

Our response to your first question
•
In relation to your first question, the amortization charge of $617k within the 2003 10-K is made up of the $543k impairment charge and $74k of scheduled amortization of the core deposit intangible. As stated in our letter to you dated September 7, 2005, the entry we booked as a correction of an error was as follows:

Debit	Goodwill	$788,760
Debit	Deferred Income Tax Expense	$150,240
Credit	Deferred Income Tax Liability		$939,000

Therefore, the catch-up adjustment or correction of an error of $150k is not within the amortization charge of $617k; however, it is included within deferred income tax expense of $310k reported in the 2003 10-K.

Your second question
•
“We note your response to comment 2. Based upon your analysis of materiality, it appears that this error was material to your 2003 financial statements. Please restate your financial statements to reflect this adjustment, booked in 2003, as a correction of an error. Refer to paragraphs 36 and 37 of APB Opinion 20.”

January 30, 2006

Our response to your second question
•
We request that you allow us to reflect the catch-up adjustment of $150k as a correction of an error within our current 10-K filing for the year ended December 31, 2005, to be filed no later than March 31, 2006. We will disclose it as a correction of an error within the Consolidated Statements of Shareholders’ Equity and Comprehensive Income, the Consolidated Statements of Income, and have a detailed note regarding the correction of an error. Once we hear an affirmative response from you, we will send you draft financial statements and disclosures pertaining to this item for your review to ensure we have a mutual understanding of what should be presented.

Your third question
•
“In your restatement of the 2003 financial statements, please properly characterize the impairment charge related to the core deposit intangible as a separate line item on the face of your income statement. Please refer to the materiality threshold for other expenses defined in Article 9-04 of Regulation S-X.”

Our response to your third question
•
In response to your third question, we will disclose the impairment charge of the core deposit intangible of $543k as a separate line item on the face of the restated 2003 income statement. Again, we request that you consider permitting us to do this restatement as part of the current 10-K filing for the year ended December 31, 2005, to be filed no later than March 31, 2006.

Your fourth question
•	Forms 10-Q in 2005 -
•	“We note that in 2005 you have discontinued presentation of the mortgage brokerage business. Please revise your financial statements to reflect the requirements of paragraph 34 and 35 of SFAS 131.”

Our response to your fourth question
•
In relation to your fourth question pertaining to the presentation of the mortgage brokerage operation, we made the decision in January 2005 that the mortgage operation was no longer a “reportable unit”, as defined by SFAS 131 paragraphs 10 - 15. Therefore, beginning with the 10-Q for the first quarter ending March 31, 2005, we discontinued the presentation of the mortgage operation as a separate segment. In the 10-K for the year ending December 31, 2004, we disclosed within “Item 1. BUSINESS. General” that the mortgage operation, previously incorporated as First Western Mortgage Services, Inc., merged into WestStar Bank on August 1, 2004. We acknowledge that we could have enhanced the disclosures within that 10-K regarding the merger and the changes that had taken place due to the merger from August 1, 2004 through the filing date of March 29, 2005 to explain that the mortgage operation ceased to be a reportable segment of the Company on January 1, 2005, as defined by SFAS 131 paragraphs 10 - 15. Again, we acknowledge that the disclosures in the 10-Q for the first quarter of 2005 could have been enhanced to make it clear to the reader why the mortgage operation was no longer being disclosed as a “reportable segment”.

January 30, 2006

•
We would like for you to consider permitting us to enhance the disclosures within the current 10-K, to be filed no later than March 31, 2006, to include our detailed analysis of why Management believes that the mortgage operation is no longer a “reportable unit” instead of revising the 10-Q’s from 2005. The following summarizes the main points that will be disclosed in the 2005 10-K to discuss the change in the Business Segment footnote:

•	At the time of the merger on August 1, 2004, the mortgage accounting system was discontinued and the mortgage operation began accounting for transactions on the Bank’s system.
•	Prior to the merger, the mortgage operation had its own Board of Directors. This Board was disbanded at the time of the merger.
•
Prior to the merger, the mortgage operation had a “controller” who performed accounting and compliance duties. Subsequent to the merger, the Compliance Department at WestStar Bank began taking on these compliance duties and the mortgage controller’s job function was centered around administrative duties and processing of loans.

•
At the time of the merger, the legal entity First Western Mortgage ceased to exist and the operations, commonly referred to as WestStar Mortgage, became no different than any other Bank department (i.e. Accounting).

•
Results as of December 31, 2004 were the last time that the Vail Bank’s Board of Directors received and reviewed the mortgage financial statements separate from those of the rest of Vail Banks, Inc. Commencing January 2005, the Board only receives Vail Banks, Inc. and WestStar Bank financial information.

We would be pleased to discuss this response with you as soon as reasonably possible. Please call me at (970) 328-9711 to discuss any questions you may have. Also, we would appreciate it if future correspondence could be faxed to my attention at (970) 328-9704, which will expedite my receipt of your comments.

Sincerely,

/s/ Brady Burt

Brady Burt
Executive Vice-President and Chief Financial Officer
Vail Banks, Inc.

Cc:
E.B. Chester, Chairman Vail Banks, Inc.
Gary Judd, CEO and President Vail Banks, Inc.
Lisa M. Dillon, Vice-Chairman Vail Banks, Inc.
Ray Verlinde, Senior Executive Vice-President and Chief Administrative Officer Vail Banks, Inc.
Dan E. Godec, President WestStar Bank